Exhibit 12.1

Catamaran Corporation

Ratios of Earnings to Fixed Charges

(dollars in thousands)

	2013	2012	2011	2010	2009
Earnings:
Income before income taxes	$402,142	$190,337	$138,294	$97,556	$68,085
Less non-controlling interest (1)	(36,569)	(4,363)	—	—	—
Add fixed charges:
Interest expense (2)	39,116	25,847	1,904	1,362	5,399
Interest portion of consolidated rent expense (3)	11,766	5,715	2,140	1,896	2,179

Adjusted earnings	$416,455	$217,536	$142,338	$100,814	$75,663

Fixed charges:
Interest expense	$39,116	$25,847	$1,904	$1,362	$5,399
Interest portion of consolidated rent expense	11,766	5,715	2,140	1,896	2,179

Total fixed charges	$50,882	$31,562	$4,044	$3,258	$7,578

Ratio of earnings to fixed charges	8.18x	6.89x	35.20x	30.94x	9.98x

(1)	Non-controlling interest is not included in earnings contributed to the Company
(2)	Interest expense on income tax contingencies is not included in fixed charges
(3)	One third of rental expenses was used to represent the interest factor of rental expenses